# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zhongchao Inc., CIK 0001785566
CUSIP: G9897X115
Title of class of securities: Class A Ordinary Shares, par value$ 0.001 per share
Address of issuer's principal executive offices: Room 2504, OOCL Tower, 841 Yan'an Middle Road, Jing'An District, Shanghai, China (F4), 200040
Date of event which requires filing of this statement: 08/25/2025
Filed by CIK 0001799603
Persons authorized to receive notices and communications: Weiguang Yang, Room 2504, OOCL Tower, 841 Yan'an Middle Road, Jing'An District, Shanghai, China (F4), 200040, 021-32205987

## Reporting persons
- More Healthy Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 549,772; shared voting power 0; sole dispositive power 549,772; shared dispositive power 0; aggregate amount beneficially owned 549,772 (2.1% of the class)
  Comment: (1) Represents 549,772 Class B ordinary shares, par value $0.001 per share (the "Class B Ordinary Shares") of Zhongchao Inc. (the "Company") held by More Healthy Holdings Limited ("More Healthy"). More Healthy is 100% owned by Weiguang Yang ("Yang"); accordingly, Yang is deemed to control More Healthy. Each Class A ordinary share, par value $0.001 per share (the "Class A Ordinary Shares") entitles to one (1) vote, and each Class B Ordinary Shares entitles to a hundred (100) votes. More Healthy is entitled to an aggregate of 54,977,200 votes. More Healthy maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.
  
  (2) The percentage is based on an aggregate of 50,643,255 Class A Ordinary Shares, including (i) 25,254,124Class A Ordinary Shares issued and outstanding, and (ii) 549,772 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares held by More Healthy as of the date hereof.
- Weiguang Yang (CIK 0001799603): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 5,549,772; shared voting power 0; sole dispositive power 549,772; shared dispositive power 0; aggregate amount beneficially owned 549,772 (18.3% of the class)
  Comment: (1) Represents (i) 549,772 Class B Ordinary Shares held by More Healthy, (ii) 550,000 unvested Class A Ordinary Shares directly held by Yang, and (iii) 4,450,000 unvested Class B Ordinary Shares directly held by Yang. Each Class A Ordinary Share entitles to one (1) vote, and each Class B Ordinary Shares entitles to a hundred (100) votes. Yang is entitled to an aggregate of 500,527,200 votes. Yang maintains the right to convert the Class B Ordinary Shares (except for the unvested Class B Ordinary Shares) into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.
  
  (2) The percentage is based on an aggregate of 30,253,896 Class A Ordinary Shares, including (i) 25,254,124 Class A Ordinary Shares issued and outstanding, and (ii) 4,999,772 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares held by Yang as of the date hereof, respectively.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value$ 0.001 per share
Name of issuer: Zhongchao Inc.
Address of issuer's principal executive offices: Room 2504, OOCL Tower, 841 Yan'an Middle Road, Jing'An District, Shanghai, China (F4), 200040
Comment:
This amendment No. 2 (the "Amendment") to the Schedule 13D is filed to amend and supplement the statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the "SEC") on February 26, 2020 ( the "Schedule 13D").

This Amendment is being filed on behalf of More Healthy Holdings Limited, a company limited by shares incorporated under the laws of British Virgin Islands ("More Healthy") and Mr. Weiguang Yang ("Yang"), the sole member of More Healthy (collectively the "Reporting Persons"), relating to Ordinary Shares of the Company. The person having voting, dispositive or investment powers over More Healthy Holdings Limited is Yang.

This Amendment is being filed because the Ordinary Shares beneficially owned by the Reporting Persons has increased by an amount in excess of one percent of the total number of Ordinary Shares outstanding.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 13D remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) and (b) of the Schedule 13D is amended and supplemented as follows:

The names of the persons filing this Statement are:

i. Yang; and

ii. More Healthy.
Residence or business address:
The principal business address of Yang is c/o Zhongchao Inc., Room 2504, OOCL Tower, 841 Yan'an Middle Road, Jing'An District, Shanghai, China 200040.

The principal office address for More Healthy is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended and supplemented by adding the following:

On February 20, 2024, upon the shareholders' approvals at the extraordinary general meeting of shareholders, the Company adopted the amended and restated memorandum and articles of association to effectuate a 1-for-10 share consolidation of the Company's ordinary shares of US$0.0001 par value each.

On August 25, 2025, the Company granted a restricted share awards of a total of 5,000,000 Ordinary Shares (the "Restricted Shares") to Yang under the Company's 2025 Equity Incentive Plan ("August 2025 Restricted Share Grant"), including 550,000 Class A Ordinary Shares and 4,450,000 Class B Ordinary Shares, which will become vested on February 25, 2026. The August 2025 Restricted Share Grant is subject to the Company's 2025 Equity Incentive Plan and Restricted Share Agreement (as defined below).

As a result, More Healthy currently owns 549,772 Class B Ordinary Shares, and Yang currently owns an aggregate of 5,549,772 Ordinary Shares, including (i) 549,772 Class B Ordinary Shares held by More Healthy, (ii) 550,000 unvested Class A Ordinary Shares directly held by Yang, and (iii) 4,450,000 unvested Class B Ordinary Shares directly held by Yang, respectively.

The foregoing description of the 2025 Equity Incentive Plan and the Restricted Share Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of 2025 Equity Incentive Plan and the Restricted Share Agreement, which are incorporated herein by reference to Exhibit 99.4 and Exhibit 99.5 to this Amendment, respectively.

For more detail see Item 5.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented by adding the following:

On August 25, 2025, the Company granted a restricted share awards of a total of 5,000,000 Restricted Shares to Yang under the Company's 2025 Equity Incentive Plan, including 550,000 Class A Ordinary Shares and 4,450,000 Class B Ordinary Shares, which will become vested on February 25, 2026. Yang has the right to vote, but not the right to dispose or direct the disposition of, the unvested 2025 Restricted Shares beneficially owned by him.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and supplemented as follows:

a. As of the date hereof, the aggregate number and percentage of the Company's Ordinary Shares to which this Amendment relates is:

i. Yang: 5,549,772 Ordinary Shares, including (i) 550,000 unvested Class A Ordinary Shares directly held by Yang, (ii) 4,450,000 unvested Class B Ordinary Shares directly held by Yang, and (iii) 549,772 Class B Ordinary Shares held by More Healthy; and

ii. More Healthy: 549,772 Class B Ordinary Shares
Number of shares as to which each person has sole or shared power to vote or dispose:
b. The beneficial ownership of each of the Reporting Persons is:

i. Yang:

sole power to vote or direct the vote of 5,549,772 Ordinary Shares, including (i) 550,000 unvested Class A Ordinary Shares directly held by Yang, (ii) 4,450,000 unvested Class B Ordinary Shares directly held by Yang, and (iii) 549,772 Class B Ordinary Shares held by More Healthy;

shared power to vote or direct the vote of 0 Ordinary Share;

sole power to dispose or direct the disposition of 549,772 Class B Ordinary Shares held by More Healthy; and

share power to dispose or direct the disposition of 0 Ordinary Share.

ii. More Healthy:

sole power to vote or direct the vote of 549,772 Class B Ordinary Shares;

shared power to vote or direct the vote of 0 Ordinary Share;

sole power to dispose or direct the disposition of 549,772 Class B Ordinary Shares; and

share power to dispose or direct the disposition of 0 Ordinary Share.
Transactions in the class effected during the past sixty days: Other than as described in Item 4 above, no transactions in the Ordinary Shares of the Company were effected by the Reporting Persons during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented by adding the following:

"Restricted Share Agreement

Yang is a party to that certain restricted share agreement with the Company, pursuant to which the Company granted him 5,000,000 Restricted Shares under the Company's 2025 Equity Incentive Plan, including 550,000 Class A Ordinary Shares and 4,450,000 Class B Ordinary Shares, which will become vested on February 25, 2026. These Restricted Shares were awarded to Yang as compensation for his services as the Chief Executive Officer of the Company. The Restricted Share Agreement is attached hereto as Exhibit 99.5."

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Company, except as described herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented by adding the following:

Exhibit 99.4 2025 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-289791) filed by the Company with the SEC on August 22, 2025.)

Exhibit 99.5* Restricted Share Agreement dated August 25, 2025, by and between the Company and Weiguang Yang

* filed herewith

## Signatures
- More Healthy Holdings Limited: /s/ Weiguang Yang, Sole Shareholder (08/27/2025)
- Weiguang Yang: /s/ Weiguang Yang, Weiguang Yang (08/27/2025)